UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli/Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR 1Q07 PASSENGER TRAFFIC UP 28.24% YOY

1Q07 Highlights1:

•	EBITDA increased by 40.21% to Ps. 441.8 million.

•	Total passenger traffic up 28.24%.

•	Total revenues rose by 30.04%, mainly due to an increase of 32.90% in aeronautical revenues and a 22.93% increase in non-aeronautical revenues.

•	Commercial revenues per passenger declined 3.73% to Ps. 34.86 per passenger.

•	Operating profit increased by 62.87%.

•	EBITDA margin was 64.68% compared with 59.99% in 1Q06

México D.F., April 24, 2007 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in the southeast of Mexico, today announced results for the three-month period ended March 31, 2007.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards, expressed in constant Mexican pesos as of March 31, 2007, and represent comparisons between the three-month period ended March 31, 2006, and the equivalent three-month period ended March 31, 2005. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.0322.

ASUR 1Q07, Page 1 of 15	1

Passenger Traffic

For the first quarter of 2007, total passenger traffic increased year-over-year by 28.24%; domestic passenger traffic increased by 16.30%; and international passenger traffic rose by 35.64%.

The 28.24% year-over-year increase in total passenger traffic primarily reflects the sharp drop in passenger traffic in the first quarter of 2006 that resulted from the impact of Hurricane Wilma on Cancun, the Mayan Riviera and Cozumel. The tourism industry in Cancun and the Mayan Riviera has substantially recovered, while Cozumel is still in the process of recovery.

The 16.30% growth in domestic passenger traffic resulted mainly from the 36.80%, 33.40% and 10.28% increases at the Cancun, Veracruz and Merida airports, respectively. The increases at Cancun and Merida were principally due to the recovery from Hurricane Wilma, as noted above. The increase in Veracruz principally reflected new routes at the airport. Domestic passenger traffic, however, was negatively affected by a 20.08% decline at Oaxaca airport, as airlines are not scheduling flights due to the ongoing public demonstrations in the city. The protests began as a teachers’ strike in May 2006 but have grown into more general unrest against the Oaxaca state government that has adversely affected tourism. The US State Department has issued several advisories regarding travel to Oaxaca. At this time ASUR is unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect airport operations.

The growth in international passenger traffic resulted from increases of 35.69%, 122.64% and 8.10% at the Cancun, Cozumel and Huatulco airports, respectively. The increase at Cancun and Cozumel airports was largely due to the recovery from Hurricane Wilma, as noted above, while the increase at Huatulco was the result of the opening of new routes at the airport.

Table I: Domestic Passengers (in thousands)

Airport	1Q06	1Q07	% Change
Cancún	441.3	603.7	36.80
Cozumel	13.8	14.3	3.62
Huatulco	74.8	65.6	(12.30)
Mérida	212.0	233.8	10.28
Minatitlan	42.7	42.6	(0.23)
Oaxaca	132.0	105.5	(20.08)
Tapachula	44.3	52.2	17.83
Veracruz	143.1	190.9	33.40
Villahermosa	165.8	168.2	1.45
TOTAL	1,269.8	1,476.8	16.30

Note:     Passenger figures exclude transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

ASUR 1Q07, Page 2 of 15	2

Table II: International Passengers (in thousands)

Airport	1Q06	1Q07	% Change
Cancún	1,853.9	2,515.5	35.69
Cozumel	64.5	143.6	122.64
Huatulco	39.5	42.7	8.10
Mérida	37.7	36.5	(3.18)
Minatitlan	1.0	0.8	(20.00)
Oaxaca	22.7	9.6	(57.71)
Tapachula	1.3	1.2	(7.69)
Veracruz	15.8	15.0	(5.06)
Villahermosa	10.3	11.3	9.71
TOTAL	2,046.7	2,776.2	35.64

Note:     Passenger figures exclude transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

Table III: Total Passengers (in thousands)

Airport	1Q06	1Q07	% Change
Cancún	2,295.2	3,119.2	35.90
Cozumel	78.3	157.9	101.66
Huatulco	114.3	108.3	(5.25)
Mérida	249.7	270.3	8.25
Minatitlan	43.7	43.4	(0.69)
Oaxaca	154.7	115.1	(25.60)
Tapachula	45.6	53.4	17.11
Veracruz	158.9	205.9	29.58
Villahermosa	176.1	179.5	1.93
TOTAL	3,316.5	4,253.0	28.24

Note:     Passenger figures exclude transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

Consolidated Results for 1Q07

Total revenues for 1Q07 increased year-over-year by 30.04% to Ps. 683.1 million. This was mainly due to increases of:

•	32.90% in revenues from aeronautical services, principally as a result of the 28.24% rise in passenger traffic; and

•	22.93% in revenues from non-aeronautical services, principally as a result of the 23.31% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

ASUR 1Q07, Page 3 of 15	3

Commercial revenues increased year-over-year by 23.31%. Commercial revenues were principally the result of increases in the following areas:

•	Duty-free services were up 24.36%, principally due to the increase in international passenger traffic;

•	Retail revenues were up 35.36%, principally due to the increase in total passenger traffic during the quarter and the following store openings:

Store	Business	Opening Date
Cancún Terminal 2
Air Shop Portafolio	Gift shop	June 2006
Harley Davidson	Gift shop	April 2006
Pineda Covalín	Gift shop	June 2006
Air Shop	Convenience store	December 2006
Oaxaca
Go Go	Jewelry	May 2006
GEO	Real estate	June 2006
Villahermosa
Air Shop Portafolio	Gift shop	May 2006
Cenca	Convenience store	April 2006
Huatulco
Artesanías	Mexican handcraft	December 2006

•	Advertising revenues rose 119.17% reflecting the direct sale of advertising space starting August 10, 2006;

•	Revenues from car rental companies were up 47.75%, mainly as a result of improved economic terms negotiated with concessionaires at the Mérida, Minatitlan, Oaxaca, Veracruz and Villahermosa airports;

•	Parking lot revenues rose 9.84%, mainly as a result of a rate increase at some airports and higher occupancy due to the increase in passenger traffic;

•	Ground transportation revenues increased 40.73% as a result of the increase in passenger traffic;

•	Other revenues decreased by 1.24%;

This was partially offset by declines in the following areas:

•	Banking and currency exchange services declined 5.11% as a result of the expiration of a contract with Banamex on August 6, 2006.

ASUR 1Q07, Page 8 of 15	4

•

Food and beverage services declined 5.91%, reflecting that ASUR discontinued direct operations of a restaurant and snack bar at Cancun Airport that are now operated by Hisa, an affiliate of Grupo Mera. As a result, food and beverage revenues only reflect the concession fee paid by Hisa, instead of 100% of the revenues obtained by the airport from the direct operation. This was partially offset by revenues from the opening of two new restaurants, Villahermosa and La Sevillana, in May of 2006.

•	Teleservices declined 17.79% mainly due to a one-time adjustment to the economic terms of certain agreements.

Total operating costs and expenses for 1Q07 increased 10.82% year over year, primarily as a result of:

•

a 10.44% increase in the cost of services, mainly as a result of the increase in expenses required to comply with Sarbanes Oxley requirements, as well as higher energy costs, insurance premiums and maintenance expenses;

•	a 3.94% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 40.35% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor for the calculation of the fee);

•	a 30.04% increase in concession fees, mainly due to higher concessionaire revenues; and

•	a 6.39% increase in administrative expenses principally due to an increase in personnel relating to implementing internal controls pursuant to Sarbanes Oxley requirements.

Operating margin for the quarter rose to 46.25% from 36.93% in the first quarter of 2006. This was mainly the result of the 30.04% increase in total revenues, which more than offset the increase in costs during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (historically determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions), less the average tax value of certain liabilities. ASUR made asset tax payments of Ps.23.6 million for 1Q07. Of these payments, Ps.5.8 million was recorded as an expense in the

ASUR 1Q07, Page 5 of 15	5

results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.17.8 million as a credit against future income tax payments.

In December, Mexican authorities approved a change in the methodology used to calculate asset tax liability and reduced the tax rate to 1.25% from 1.8%. This rate is now applicable to the average tax value of virtually all of the company’s assets without deducting the average tax value of certain liabilities.

Net income for 1Q07 was Ps. 223.6 million, an increase of 65.61% from 1Q06. Earnings per common share for the quarter were Ps. 0.7454, or earnings per ADS (EPADS) of US$0.6757 (one ADS represents ten series B common shares). This compares with Ps. 0.4501, or EPADS of US$0.4080, for the same period last year.

Table IV: Summary of Consolidated Results for 1Q07
	1Q06	1Q07	% Change
Total Revenues	525,268	683,064	30.04
Aeronautical Services	374,760	498,045	32.90
Non-Aeronautical Services	150,508	185,019	22.93
Commercial Revenues	122,777	151,395	23.31
Operating Profit	193,961	315,907	62.87
Operating Margin %	36.93%	46.25%	25.23%
EBITDA	315,120	441,839	40.21
EBITDA Margin %	59.99%	64.68%	7.82%
Net Income	135,027	223,618	65.61
Earnings per Share	0.4501	0.7454	65.61
Earnings per ADS in US$	0.4080	0.6757	65.61

Note: Figures are in thousands of constant Mexican pesos as of March 31, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.0322.

ASUR 1Q07, Page 6 of 15	6

    Table V:              Commercial Revenues per Passenger for 1Q07

	1Q06	1Q07	% Change
Total Passengers (‘000)	3,391	4,343	28.08
Total Commercial Revenues	122,777	151,395	23.31
Commercial revenues from direct operations	27,358	24,509	(10.41)
Commercial revenues excluding direct operations	95,419	126,886	32.98

Total Commercial Revenue per Passenger	36.21	34.86	(3.73)
Commercial revenue from direct operations per passenger	8.07	5.64	(30.11)
Commercial revenue per passenger (excluding direct operations)	28.14	29.22	3.84

Note: For purposes of this table, about 74,500 and 89,700 transit and general aviation passengers are included for 1Q06 and 1Q07, respectively. Revenue figures are in thousands of constant Mexican pesos as of March 31, 2007.

Table VI: Operating Costs and Expenses for 1Q07
	1Q06	1Q07	% Change
Cost of Services	143,041	157,977	10.44
Administrative	24,238	25,787	6.39
Technical Assistance	16.608	23,310	40.35
Concession Fees	26,261	34,151	30.04
Depreciation and Amortization	121,159	125,932	3.94
TOTAL	331,307	367,157	10.82

Note:	Figures are in thousands of constant Mexican pesos as of March 31, 2007.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q07 were Ps. 529.03 million, resulting in an annual average tariff per workload unit of Ps. 121.88. ASUR’s regulated revenues accounted for approximately 77.45% of total income for the period. The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 1Q07, Page 7 of 15	7

Balance Sheet

On March 31, 2007, Airport Facility Usage Rights and Airport Concessions represented 79.13% of the Company’s total assets, with current assets representing 11.74% and other assets representing 9.13%.

On March 31, 2007, cash and marketable securities were Ps.1,448.90 million. On the same date, shareholder’s equity was Ps. 14,148.71 million and total liabilities were Ps. 1,278.52 million, representing 91.71% and 8.29% of total assets, respectively. Total deferred liabilities represented 78.15% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.243.16 million as part of the Company’s ongoing plan to modernize its airports pursuant to its master development plans.

Recent Developments

•	Mayan Riviera Airport:

ASUR has learned through various sources that the Mexican government is expected to use a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Riviera in the state of Quintana Roo.

ASUR is not aware of any details concerning the expected public bidding process, including the timing or other terms of the bidding process.

Although we are interested in participating in the expected bidding process, there can be no assurance that we will participate in the process or be successful in obtaining the concession.

•	ASUR’s Board of Directors Receives Indicative Proposal from Fernando Chico Pardo to Acquire 42.65% of ASUR’s Capital Stock

On March 29, 2007, ASUR’s chairman and interim CEO, Mr. Fernando Chico Pardo, delivered an indicative proposal (the “Indicative Proposal”) to ASUR’s board of directors. The Indicative Proposal sets forth proposed terms for the acquisition of shares representing 42.65% of ASUR’s capital stock through a tender offer. The Indicative Proposal delivered to the board states that it is not an offer and merely presents the terms under which Mr. Chico Pardo would be prepared to proceed with a tender offer.

ASUR 1Q07, Page 8 of 15	8

The Indicative Proposal indicates that the proposed tender offer would be made simultaneously in Mexico and the United States.

If the tender offer proposed in the Indicative Proposal is successfully completed, Mr. Chico Pardo would beneficially own 54% of the capital stock of ASUR, including his indirect ownership through Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”).

Terms of Indicative Proposal:

Subject to the conditions described below, the Indicative Proposal sets forth an offer price of Ps. 56.00 per series B share and of the US dollar equivalent of Ps. 560 for each ADS (each ADS represents 10 series B shares).

The Indicative Proposal states that the offer price represents a 15% premium over the one month volume weighted average price of the series B shares on the Mexican Stock Exchange as of Wednesday, March 28, 2007, the last day of trading prior to the date of the Indicative Proposal.

According to the Indicative Proposal, the offer would be made through a special purpose vehicle (“SPV”) wholly owned by Mr. Chico Pardo. The Indicative Proposal indicates that the SPV would be funded through a combination of debt, commitments for which have been obtained, and equity.

Currently, ITA owns 15% of ASUR’s capital stock in the form of series BB shares. Mr. Chico Pardo owns 51% of ITA, with the remaining 49% owned by Copenhagen Airports A/S (“Copenhagen Airports”). The Indicative Proposal provides that upon the successful completion of the offer, ITA would spin off a newly created company holding 7.35% of ASUR’s capital stock in the form of series B shares (resulting from the conversion of series BB shares representing such 7.35% of ASUR’s capital stock). The Indicative Proposal provides that Copenhagen Airports has agreed to transfer to Mr. Chico Pardo its interest in the spun-off company holding these newly created series B shares. Following such spin-off, ITA would own series BB shares representing 7.65% of ASUR’s capital stock.

According to the Indicative Proposal, upon the successful completion of the offer, Mr. Chico Pardo would have sole beneficial ownership of 50% plus an additional share of ASUR’s capital stock, without counting his shared indirect beneficial ownership of series BB shares owned by ITA, representing 7.65% of ASUR’s capital stock. The remaining 42.35% of ASUR’s capital stock would remain publicly held through the New York Stock Exchange and the Mexican Stock Exchange.

The Indicative Proposal further provides that Copenhagen Airports has expressed to Mr. Chico Pardo that it intends to tender the series B shares it currently owns (representing 2.5% of ASUR’s capital stock) in the offer.

ASUR 1Q07, Page 9 of 15	9

Conditions of the Offer:

The Indicative Proposal provides that the offer is subject, inter alia, to the following conditions:

•	Approval by the Mexican Ministry of Communications and Transportation of Mr. Chico Pardo’s ownership of more than 35% of ASUR’s capital stock
•	Approval of the offer by the Mexican National Banking and Securities Commission
•	Approval of the offer by the Mexican Federal Competition Commission
•	Approval of the offer by ASUR’s board of directors
•	Transfer of shares representing 42.65% of ASUR’s capital stock in the offer

Mr. Chico Pardo’s Reasons for the Offer and Future Plans:

The Indicative Proposal states that Mr. Chico Pardo is making the offer to increase his equity stake in ASUR and consolidate his control over the company; that he is not planning any significant changes to the current operations or management of ASUR; and that the technical assistance agreement between ASUR and ITA would continue to be in effect following the successful completion of the offer.

Special Considerations:

Mr. Chico Pardo states in the Indicative Proposal that due to his role as chairman and interim CEO of ASUR, he and his representatives would abstain from any deliberation or voting involving the offer at meetings of ASUR’s board of directors.

1Q07 Earnings Conference Call

Day:	Wednesday, April 25, 2007

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	6133574

ASUR 1Q07, Page 10 of 15	10

Replay:

Starting Wednesday, April 25, 2007 at 1:00 PM US ET, ending at midnight US ET on Wednesday, May 2, 2007. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 6133574.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q07, Page 11 of 15	11

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos in purchasing power as of March 31 st, 2007

Item	1Q 2006	1Q 2007	% change	Three Months 2006	Three Months 2007	% change
Cancun						
Aeronautical Revenues	269,313	377,598	40.21	269,313	377,598	40.21
Non-Aeronautical Revenues	119,566	147,600	23.45	119,566	147,600	23.45
Operating Profit	180,335	296,500	64.42	180,335	296,500	64.42
EBITDA	258,042	374,931	45.30	258,042	374,931	45.30
Cozumel						
Aeronautical Revenues	9,380	19,900	112.15	9,380	19,900	112.15
Non-Aeronautical Revenues	2,938	5,054	72.02	2,938	5,054	72.02
Operating Profit	(3,880)	6,811	275.54	(3,880)	6,811	275.54
EBITDA	2,061	14,468	601.99	2,061	14,468	601.99
Merida						
Aeronautical Revenues	24,495	26,285	7.31	24,495	26,285	7.31
Non-Aeronautical Revenues	10,120	10,183	0.62	10,120	10,183	0.62
Operating Profit	6,219	5,712	(8.15)	6,219	5,712	(8.15)
EBITDA	15,476	15,487	0.07	15,476	15,487	0.07
Villahermosa						
Aeronautical Revenues	17,776	18,562	4.42	17,776	18,562	4.42
Non-Aeronautical Revenues	5,407	5,767	6.66	5,407	5,767	6.66
Operating Profit	5,933	4,114	(30.66)	5,933	4,114	(30.66)
EBITDA	12,676	11,588	(8.58)	12,676	11,588	(8.58)
Others						
Aeronautical Revenues	53,796	55,700	3.54	53,796	55,700	3.54
Non-Aeronautical Revenues	12,477	16,415	31.56	12,477	16,415	31.56
Operating Profit	5,354	2,770	(48.26)	5,354	2,770	(48.26)
EBITDA	26,865	25,365	(5.58)	26,865	25,365	(5.58)
Grupo						
Aeronautical Revenues	374,760	498,045	32.90	374,760	498,045	32.90
Non-Aeronautical Revenues	150,508	185,019	22.93	150,508	185,019	22.93
Operating Profit	193,961	315,907	62.87	193,961	315,907	62.87
EBITDA	315,120	441,839	40.21	315,120	441,839	40.21

ASUR 1Q07, Page 12 of 15	12

ASUR 1Q07, Page 13 of 15	13

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1st to March 31st, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of March 31 st, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Revenues						
Aeronautical Services	374,760	498,045	32.90	374,760	498,045	32.90
Non-Aeronautical Services	150,508	185,019	22.93	150,508	185,019	22.93
Total Revenues	**525,268**	**683,064**	**30.04**	**525,268**	**683,064**	**30.04**
Operating Expenses						
Cost of services	143,041	157,977	10.44	143,041	157,977	10.44
General and administrative expenses	24,238	25,787	6.39	24,238	25,787	6.39
Technical Assistance	16,608	23,310	40.35	16,608	23,310	40.35
Concession fee	26,261	34,151	30.04	26,261	34,151	30.04
Depreciation and Amortization	121,159	125,932	3.94	121,159	125,932	3.94
Total Operating Expenses	**331,307**	**367,157**	**10.82**	**331,307**	**367,157**	**10.82**
Operating Income	**193,961**	**315,907**	**62.87**	**193,961**	**315,907**	**62.87**
Comprehensive Financing cost	9,128	4,001	(56.17)	9,128	4,001	(56.17)
Extraordinary and Special Items						
Extraordinary Items	1,277	-	(100.00)	1,277	-	(100.00)
Special items (NMO Restructuring)	5	-	(100.00)	5	-	(100.00)
Income Before Income Taxes	**201,807**	**319,908**	**58.52**	**201,807**	**319,908**	**58.52**
Provision for Income Taxes	12,905	5,844	(54.72)	12,905	5,844	(54.72)
Deferred income taxes	53,875	90,446	67.88	53,875	90,446	67.88
Deferred employees profit sharing	-	-	-	-	-	-
Net Income for the Year	**135,027**	**223,618**	**65.61**	**135,027**	**223,618**	**65.61**
Earnings per share	**0.4501**	**0.7454**	**65.61**	**0.4501**	**0.7454**	**65.61**
Earnings per ADS USD	**0.4080**	**0.6757**	**65.63**	**0.4080**	**0.6757**	**65.61**

Exchange rate per dollar 11.0322

ASUR 1Q07, Page 14 of 15	14

Consolidated Statement of Changes in Financial Position from January 1st to March 31st, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of March 31 st, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Net Income for the Year	**135,027**	**223,618**	**65.61**	**135,027**	**223,618**	**65.61**
Depreciation and Amortization	121,159	125,932	3.94	121,159	125,932	3.94
Resources provided by operations	**256,186**	**349,550**	**36.44**	**256,186**	**349,550**	**36.44**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(97,545)	(35,739)	(63.36)	(97,545)	(35,739)	(63.36)
Recoverable taxes and other current assets	14,808	16,107	8.77	14,808	16,107	8.77
Other deferred assets	(19,958)	(2,617)	(86.89)	(19,958)	(2,617)	(86.89)
		-				
Increase (decrease) in:		-				
Trade accounts payable	(15,152)	9,199	(160.71)	(15,152)	9,199	(160.71)
Accrued expenses and others payables	(136,268)	21,813	(116.01)	(136,268)	21,813	(116.01)
Long term liabilities	35,717	79,462	122.48	35,717	79,462	122.48
Resources provided by (used for) working capital	**(218,398)**	**88,225**	**(140.40)**	**(218,398)**	**88,225**	**(140.40)**
Resources provided by (used for) operating activities	**37,788**	**437,775**	**1,058.50**	**37,788**	**437,775**	**1,058.50**
Resources provided by (used for) financing activities:	-	-	-	-	-	-
Notes payable	-		-	-	-	-
Others	-		-	-	-	-
Resources provided by (used for) investing activities:	**(157,651)**	**(243,162)**	**54.24**	**(157,651)**	**(243,162)**	**54.24**
Investments in machinery, furniture and equipment, net	(8,436)	(3,218)	(61.85)	(8,436)	(3,218)	(61.85)
Investments in rights to use airport facilities	-	65	-	-	65	-
Investments in constructions in process	(180,783)	(217,903)	20.53	(180,783)	(217,903)	20.53
Investments in others	31,568	(22,106)	(170.03)	31,568	(22,106)	(170.03)
Increase (Decrease) in cash and cash equivalents	**(119,863)**	**194,613**	**(262.36)**	**(119,863)**	**194,613**	**(262.36)**
Cash and cash equivalents at beginning of the financial period	1,611,951	1,254,288	(22.19)	1,611,951	1,254,288	(22.19)
Cash and cash equivalents at the end of the financial period	**1,492,088**	**1,448,901**	**(2.89)**	**1,492,088**	**1,448,901**	**(2.89)**

ASUR 1Q07, Page 15 of 15	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:April 24, 2007